                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
          ---------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 20, 1999
          ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------

CUSIP No.  053332-10-2
-------------------------------------

---------------------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                 ESL Partners, L.P., a Delaware limited partnership
                 22-2875193
---------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [X]
                                                                                                        (b) [ ]
     2
---------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
     3
---------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                 WC
---------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
     5
                 N/A
---------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                 Delaware
---------------------------------------------------------------------------------------------------------------------------
                               SOLE VOTING POWER
                       7
                                   10,328,703
     NUMBER OF        -----------------------------------------------------------------------------------------------------
      SHARES                   SHARED VOTING POWER
   BENEFICIALLY        8
     OWNED BY                      0
       EACH           -----------------------------------------------------------------------------------------------------
    REPORTING                  SOLE DISPOSITIVE POWER
      PERSON           9
       WITH                        10,328,703
                      -----------------------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                      10
                                   0
---------------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11
                                   20,986,300
---------------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
              12
                                   N/A
---------------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13
                                   14.10%(1)
---------------------------------------------------------------------------------------------------------------------------
              14               TYPE OF REPORTING PERSON

                                   PN
---------------------------------------------------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

                                  SCHEDULE 13D


-------------------------------------

CUSIP No.  053332-10-2
-------------------------------------

---------------------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                 ESL Limited, a Bermuda corporation
---------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [X]
                                                                                                        (b) [ ]
     2
---------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
     3
---------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                 WC
---------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
     5
                 N/A
---------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                 Bermuda
---------------------------------------------------------------------------------------------------------------------------
                               SOLE VOTING POWER
                       7
                                   2,512,459
     NUMBER OF        -----------------------------------------------------------------------------------------------------
      SHARES                   SHARED VOTING POWER
   BENEFICIALLY        8
     OWNED BY                      0
       EACH           -----------------------------------------------------------------------------------------------------
    REPORTING                  SOLE DISPOSITIVE POWER
      PERSON           9
       WITH                        2,512,459
                      -----------------------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                      10
                                   0
---------------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11
                                   20,986,300
---------------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
              12
                                   N/A
---------------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13
                                   14.10%(1)
---------------------------------------------------------------------------------------------------------------------------
              14               TYPE OF REPORTING PERSON

                                   CO
---------------------------------------------------------------------------------------------------------------------------


(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

                                  SCHEDULE 13D


-------------------------------------

CUSIP No.  053332-10-2
-------------------------------------

---------------------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                 ESL Institutional Partners, L.P., a Delaware limited partnership
                 06-1456821
---------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [X]
                                                                                                        (b) [ ]
     2
---------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
     3
---------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                 WC
---------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
     5
                 N/A
---------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                 Delaware
---------------------------------------------------------------------------------------------------------------------------
                               SOLE VOTING POWER
                       7
                                   333,470
     NUMBER OF        -----------------------------------------------------------------------------------------------------
      SHARES                   SHARED VOTING POWER
   BENEFICIALLY        8
     OWNED BY                      0
       EACH           -----------------------------------------------------------------------------------------------------
    REPORTING                  SOLE DISPOSITIVE POWER
      PERSON           9
       WITH                        333,470
                      -----------------------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                      10
                                   0
---------------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11
                                   20,986,300
---------------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [ ]
              12
                                   N/A
---------------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13
                                   14.10%(1)
---------------------------------------------------------------------------------------------------------------------------
              14               TYPE OF REPORTING PERSON

                                   PN
---------------------------------------------------------------------------------------------------------------------------


(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

                                  SCHEDULE 13D


-------------------------------------

CUSIP No.  053332-10-2
-------------------------------------

---------------------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                 Acres Partners, L.P., a Delaware limited partnership
                 06-1458694
---------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [X]
                                                                                                        (b) [ ]
     2
---------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
     3
---------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                 WC
---------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]
     5
                 N/A
---------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                 Delaware
---------------------------------------------------------------------------------------------------------------------------
                               SOLE VOTING POWER
                       7
                                   6,686,828
     NUMBER OF        -----------------------------------------------------------------------------------------------------
      SHARES                   SHARED VOTING POWER
   BENEFICIALLY        8
     OWNED BY                      0
       EACH           -----------------------------------------------------------------------------------------------------
    REPORTING                  SOLE DISPOSITIVE POWER
      PERSON           9
       WITH                        6,686,828
                      -----------------------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                      10
                                   0
---------------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11
                                   20,986,300
---------------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         [ ]
              12
                                   N/A
---------------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13
                                   14.10%(1)
---------------------------------------------------------------------------------------------------------------------------
              14               TYPE OF REPORTING PERSON

                                   PN
---------------------------------------------------------------------------------------------------------------------------


(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

                                  SCHEDULE 13D

-------------------------------------

CUSIP No.  053332-10-2
-------------------------------------

---------------------------------------------------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1
                 Marion Partners, L.P., a Delaware limited partnership
                 06-1527654
---------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                           (a) [X]
                                                                                                        (b) [ ]
     2
---------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
     3
---------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4
                 WC
---------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)        [ ]
     5
                 N/A
---------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
     6
                 Delaware
---------------------------------------------------------------------------------------------------------------------------
                               SOLE VOTING POWER
                       7
                                   1,124,840
     NUMBER OF        -----------------------------------------------------------------------------------------------------
      SHARES                   SHARED VOTING POWER
   BENEFICIALLY        8
     OWNED BY                      0
       EACH           -----------------------------------------------------------------------------------------------------
    REPORTING                  SOLE DISPOSITIVE POWER
      PERSON           9
       WITH                        1,124,840
                      -----------------------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                      10
                                   0
---------------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              11
                                   20,986,300
---------------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
              12
                                   N/A
---------------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              13
                                   14.10%(1)
---------------------------------------------------------------------------------------------------------------------------
              14               TYPE OF REPORTING PERSON

                                   PN
---------------------------------------------------------------------------------------------------------------------------



(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Amendment No. 1 to Schedule 13D filed by ESL Partners, L.P. ("ESL"), ESL Limited ("Limited"), ESL Institutional Partners, L.P. ("Institutional"), Acres Partners, L.P. ("Acres"), and Marion Partners, L.P. ("Marion") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended in its entirety as follows:

         The total amount of funds required by ESL for the purchase of 476,657 Shares was approximately $12,399,596 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 170,396 Shares was approximately $4,458,702 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 17,504 Shares was approximately $456,324 and was obtained from working capital. The total amount of funds required by Acres for the purchase of 708,148 Shares was approximately $18,659,798 and was obtained from working capital. The total amount of funds required by Marion for the purchase of 216,995 Shares was approximately $5,743,120 and was obtained from working capital.

Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among ESL, Limited, Institutional, Acres and Marion, dated as of July 21, 1999 (attached hereto as Exhibit 1 and incorporated herein by reference), each of ESL, Limited, Institutional, Acres and Marion may be deemed to beneficially own 20,986,300 Shares (which is approximately 14.10% of the Shares outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999).

         (b)

                                            Sole              Shared           Sole              Shared
                                            Voting            Voting           Dispositive       Dispositive
                                            Power             Power            Power             Power
                                            ----------------------------------------------------------------
ESL Partners, L.P.                          10,328,703           0             10,328,703          0
ESL Limited                                  2,512,459           0              2,512,459          0
ESL Institutional Partners, L.P.               333,470           0                333,470          0
Acres Partners, L.P.                         6,686,828           0              6,686,828          0
Marion Partners, L.P.                        1,124,840           0              1,124,840          0

         (c) Since the most recent filing on Schedule 13D, the only transactions in the Shares by ESL were the purchase of (i) 4,848 Shares on July 14, 1999 for a purchase price per share of $26.47, (ii) 7,500 Shares on July 16, 1999 for a purchase price per share of $26.22, (iii) 246,217 Shares on July 19, 1999 for a purchase price per share of $26.03, (iv) 69,291 Shares on July 19, 1999 for a purchase price per share of $26.05, and (v) 148,801 Shares on July 20, 1999 for a purchase price per share of $25.95. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Limited were the purchase of (i) 59,612 Shares on July 14, 1999 for a purchase price per share of $26.47, (ii) 56,416 Shares on July 19, 1999 for a purchase price per share of $26.03, (iii) 18,173 Shares on July 19, 1999 for a purchase price per share of $26.05, and (iv) 36,195 Shares on July 20, 1999 for a purchase price per share of $25.95. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Institutional were the purchase of (i) 2,430 Shares on July 14, 1999 for a purchase price per share of $26.47, (ii) 8,034 Shares on July 19, 1999 for a purchase price per share of $26.03, (iii) 2,236 Shares on July 19, 1999 for a purchase price per share of $26.05, and (iv) 4,804 Shares on July 20, 1999 for a purchase price per share of $25.95. Since the most recent filing on
Schedule 13D, the only transactions in the Shares by Acres were the purchase of
(i) 516,115 Shares on July 14, 1999 for a purchase price per share of $26.47,
(ii) 7,500 Shares on July 16, 1999 for a purchase price per share of $26.22, and
(iii) 184,533 Shares on July 19, 1999 for a purchase price per share of $26.03. Since the most recent filing on Schedule 13D, the only transaction in the Shares by Marion was the purchase of 216,995 Shares on July 14, 1999 for a purchase price per share of $26.47.

Item 7. Material to be Filed as Exhibits.

         Item 7 is hereby amended in its entirety as follows:

         Exhibit 1. Joint Filing Agreement, dated as of July 21, 1999, entered into by and among ESL, Limited, Institutional, Acres and Marion.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Date: July 21, 1999



                           ESL PARTNERS, L.P.

                           By:    RBS Partners, L.P., its general partner
                           By:    ESL Investments, Inc., its general partner

                                  By:        /s/ EDWARD S. LAMPERT
                                     -----------------------------------------
                                             Edward S. Lampert
                                             Chief Executive Officer

                           ESL LIMITED

                           By:    ESL Investment Management, LLC,
                                  its investment manager

                                  By:        /s/ EDWARD S. LAMPERT
                                     -----------------------------------------
                                             Edward S. Lampert
                                             Managing Member

                           ESL INSTITUTIONAL PARTNERS, L.P.

                           By:    RBS Investment Management, LLC,
                                  its general partner

                                  By:        /s/ EDWARD S. LAMPERT
                                     -----------------------------------------
                                             Edward S. Lampert
                                             Managing Member

                           ACRES PARTNERS, L.P.

                           By:    ESL Investments, Inc., its general partner

                                  By:        /s/ EDWARD S. LAMPERT
                                     -----------------------------------------
                                             Edward S. Lampert
                                             Chief Executive Officer

                           MARION PARTNERS, L.P.

                           By:    ESL Investments, Inc., its general partner

                                  By:        /s/ EDWARD S. LAMPERT
                                     -----------------------------------------
                                             Edward S. Lampert
                                             Chief Executive Officer

                                INDEX TO EXHIBITS

Exhibit No.                       Description
-----------                       -----------
Exhibit 1    Joint Filing Agreement, dated as of July 21, 1999, entered into by and among ESL Partners, L.P., ESL Limited, ESL Institutional
             Partners, L.P., Acres Partners, L.P., and Marion Partners, L.P.